Nitro Petroleum, Inc

7250 NW Expressway, #260

Oklahoma City, OK 73132

Office 405-728-3800 Fax 405-728-9600

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.

20549-7010

May 9, 2008

Attention: John Cannarella

On behalf of Nitro Petroleum, Incorporated (the “Company”), this letter is in response to the Staff’s comment letter dated April 3, 2008 (the “Comment Letter”) to the Company regarding the Company’s Form 10-KSB for the fiscal year ended January 31, 2007. Earlier this week, the Company’s outside legal counsel indicated to you that the Company would be filing a response letter by the end of this week. The Company is currently in the process of finalizing its Annual Report on Form 10-KSB for the fiscal year ended January 31, 2008 and our intent is to address the Staff’s comments on the Company’s previous filings in that Form 10-KSB. We believe that the incorporation of the changes necessitated by the Staff’s comments in the Company’s latest Annual Report would substantially negate the benefits to the investing public that would be served by filing amendments to the Company’s Form 10-KSB for the fiscal year ended January 31, 2007 and its Form 10-QSB for the Company’s fiscal quarter ended October 31, 2006. As such, the Company does not plan to file amendments to those reports.

The Company intends to respond in full to the Staff’s comment letter early next week, after the Company’s current Annual Report is substantially complete. The Company intends to file the relevant portions of the Annual Report along with its response letter for your reference when reviewing the Annual Report for changes responding to the Staff’s previous comments.

Please contact Ted Kozub, the Company’s Administrator at (250) 809-9185 or (250) 762-5598 (fax) (sanjose@shaw.ca) with any questions or comments you may have prior to our upcoming response letter.

Sincerely,

/s/ Larry Wise
Larry Wise
President